82-51

02 APR 22 AM 11:36

02028559

TransCanada

450 - 1st Street S.W.
Calgary, Alberta T2P 5H1
Fax Number: (403)920-2467
Telephone: (403) 920-7675

SUPPL

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: Securities and Exchange Commission

Attention: Filing Desk, Stop 1-4

Fax Number: 202.942.9628

From: Elizabeth McNamara, Corporate Secretarial

Date: April 18, 2002 Time: 16:40 MDT

Number of Pages (including Cover) seven (7)

PROCESSED
MAY 0 1 2002
THOMSON
FINANCIAL

Message:

Re: News Release

The following news release is scheduled to cross the newswire at 16:50 MDT:

TC PipeLines, LP Declares Quarterly Distribution; Announces First Quarter Earnings

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Operator: Elizabeth McNamara Phone: (403) 920-7675

4/22

TC PipeLines, LP

NewsRelease

TC PipeLines, LP Declares Quarterly Distribution; Announces First Quarter Earnings

Calgary, Alberta – April 18, 2002 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today announced that the board of directors of its general partner has declared the Partnership's 2002 first quarter cash distribution in the amount of US$0.50 per unit. The first quarter distribution will be paid on May 15, 2002 to unitholders of record as of April 30, 2002.

The Partnership also announced 2002 first quarter net income of US$11.9 million or US$0.66 per unit, a US$0.9 million or US$0.05 per unit increase compared to 2001 first quarter net income of US$11.0 million or US$0.61 per unit. The Partnership's increased earnings are the result of higher equity income from its 30% investment in Northern Border Pipeline Company and its 49% investment in Tuscarora Gas Transmission Company.

Equity income from Northern Border Pipeline amounted to US$11.3 million in the first quarter of 2002, an increase of US$0.5 million compared to equity income of US$10.8 million in the first quarter of 2001. The increase is due primarily to incremental revenues from Project 2000, Northern Border Pipeline's 35-mile pipeline extension and expansion, which was completed in October 2001, lower operations and maintenance expenses, and lower interest expense, resulting from lower average interest rates. These increases were partially offset by a reduction in 2002 first quarter revenues related to amounts owing from Enron North America, a subsidiary of Enron Corp. which has filed for Chapter 11 bankruptcy protection. Adjustments to estimates of ad valorem taxes recorded in the first quarter of 2001 had the impact of reducing taxes reported last year to levels lower than would normally have been expected.

Equity income from Tuscarora amounted to US$1.1 million in the first quarter of 2002, an increase of US$0.2 million compared to US$0.9 million in the first quarter of 2001. The increase is due primarily to incremental revenues from the Hungry Valley lateral, Tuscarora's 14-mile pipeline lateral, which was completed at the end of January 2001.

The Partnership's 2002 first quarter general and administrative expenses of US$0.4 million approximated expenses incurred for the same period last year, while financial charges of US$0.1 million were US$0.2 million lower than the same period last year due primarily to lower average interest rates.

"The Partnership has had another solid quarter of financial performance. Earnings and cash flows are on track with our expectations for the year," said Ron Turner, President and Chief Executive Officer of TC PipeLines GP, Inc., general partner of TC PipeLines, LP.

The Partnership's investments in Northern Border Pipeline and Tuscarora continue to generate strong cash flows. As a result, subsequent to the first quarter, the Partnership has reduced its long-term debt by US$8 million, bringing its debt outstanding to US$13.5 million. The Partnership had borrowed US$24.5 million from its third party revolving credit facility on September 1, 2000 to fund a portion of its acquisition of a 49% interest in Tuscarora. The move to repay a portion of its long-term debt is in line with the Partnership's objective of maintaining its financial strength and maximizing its flexibility to access debt or equity markets when required.

Conference Call

The Partnership plans to hold a conference call tomorrow, April 19, 2002 at 9:00 a.m. (eastern). During this call, TC PipeLines, LP's senior executives will review the Partnership's 2002 first quarter results. Those interested in listening to the call may dial 1-800-273-9672. A replay of the conference call will also be available from 11:00 a.m. (eastern) April 19 until April 26, 2002 by dialing 1-800-408-3053 then entering passcode 1097057.

A live web cast of the conference call will also be available through the Partnership's website at www.tcpipelineslp.com in the "Newsroom" section, under "Presentations". An audio replay of the call will be maintained on the website until April 26, 2002.

TC PipeLines, LP is a publicly held master limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 229-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of PG&E National Energy Group, Gas Transmission Northwest, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership representing an aggregate 31.41% limited partner interest in the Partnership. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

Media Inquiries:	Glenn Herchak / Kurt Kadatz	(403) 920-7859
Unitholder and Analyst Inquiries:	Theresa Jang	(403) 920-2050
	Toll-free	(877) 290-2772

Cautionary Statement Regarding Forward Looking Information

This news release includes forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. All forward-looking statements are based on the Partnership's beliefs as well as assumptions made by and information currently available to the Partnership. Words such as "believes", "expects", "intends", "forecasts", "projects", and similar expressions, identify forward-looking statements within the meaning of the Securities Litigation Reform Act. These statements reflect the Partnership's current views with respect to future events and are subject to various risks, uncertainties and assumptions including regulatory decisions, particularly those of the Federal Energy Regulatory Commission, majority control of the Northern Border Pipeline management committee by affiliates of Enron Corp., which has filed for bankruptcy protection, cost of acquisitions, future demand for natural gas, overcapacity in the industry, and prevailing economic conditions, particularly conditions of the capital and equity markets, and other risks discussed in the Partnership's filings with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 2001. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statement.

TC PipeLines, LP
Financial Highlights

Statement of Income

Three months ended March 31 (unaudited) (thousands of dollars, except per unit amounts)	2002	2001
Equity Income from Investment in Northern Border Pipeline Company [(1)]	11,301	10,767
Equity Income from Investment in Tuscarora Gas Transmission Company [(2)]	1,086	911
General and Administrative Expenses	(377)	(357)
Financial Charges	(88)	(358)
Net Income	11,922	10,963
Net Income per Unit [(3)]	$0.66	$0.61
Units Outstanding (thousands)	17,500	17,500

Balance Sheet

(thousands of dollars)	March 31, 2002 (unaudited)	December 31, 2001
Assets		
Cash	12,464	9,194
Investment in Northern Border Pipeline Company [(1)]	249,999	250,078
Investment in Tuscarora Gas Transmission Company [(2)]	29,236	29,297
Deferred Amounts	147	119
	291,846	288,688
Liabilities and Partners' Equity		
Current Liabilities	617	484
Long-Term Debt	21,500	21,500
Partners' Equity	269,729	266,704
	291,846	288,688

Cash Flow Information

Three months ended March 31 (unaudited) (thousands of dollars)	2002	2001
Distributions Received from Equity Investments		
Northern Border Pipeline Company	11,753	9,420
Tuscarora Gas Transmission Company	942	-
Distributions Paid	(9,065)	(8,550)
Other	(360)	(1,049)
Increase/(Decrease) In Cash	3,270	(179)

[1] **Northern Border Pipeline Company**

TC PipeLines holds a 30% general partner interest in Northern Border Pipeline Company. Summarized operating and financial information of Northern Border Pipeline for the three months ended March 31, 2002 and 2001 and as at March 31, 2002 and December 31, 2001 is as follows:

Three months ended March 31 (unaudited)	2002	2001
Operating Results		
Gas Delivered (million cubic feet)	**201,951**	214,312
Average Throughput (million cubic feet per day)	**2,307**	2,456
Financial Results (millions of dollars)		
Operating Revenue	**78.2**	77.0
Operating Expenses		
Operations and Maintenance	**7.2**	8.5
Depreciation and Amortization	**14.5**	14.5
Taxes other than Income	**6.6**	3.7
Total Operating Expenses	**28.3**	26.7
Operating Income	**49.9**	50.3
Interest Expense, Net	**(13.0)**	(15.0)
Other Income	**0.8**	0.6
Net Income	**37.7**	35.9
Capital Expenditures (millions of dollars)		
Maintenance	**2.1**	0.8
Growth	**-**	3.8

Summary Balance Sheet Data (millions of dollars)	**March 31, 2002 (unaudited)**	December 31, 2001 (audited)
Total Assets	**1,743.1**	1,751.9
Other Current Liabilities and Reserves and Deferred Credits	**53.1**	54.6
Long-Term Debt (including current maturities)	**856.7**	863.7
Partners' Capital	**822.9**	824.4
Accumulated Other Comprehensive Income	**10.4**	9.2
Total Liabilities and Partners' Equity	**1,743.1**	1,751.9

[2] **Tuscarora Gas Transmission Company**

TC PipeLines holds a 49% general partner interest in Tuscarora Gas Transmission Company. Summarized operating and financial information of Tuscarora for the three months ended March 31, 2002 and 2001 and as at March 31, 2002 and December 31, 2001 is as follows:

Three months ended March 31 (unaudited)	**2002**	2001
Operating Results		
Gas Delivered (million cubic feet)	**7,564**	8,123
Average Throughput (million cubic feet per day)	**84**	90
Financial Results (millions of dollars)		
Operating Revenue	**5.6**	5.2
Operating Expenses		
Operations, Maintenance & Administrative	**0.4**	0.3
Depreciation and Amortization	**1.2**	1.1
Taxes other than Income	**0.2**	0.3
Total Operating Expenses	**1.8**	1.7
Operating Income	**3.8**	3.5
Interest Expense, Net	**(1.5)**	(1.5)
Other Income	**0.1**	0.1
Net Income	**2.4**	2.1
Capital Expenditures (millions of dollars)		
Maintenance	**-**	-
Growth	**1.3**	2.6

Summary Balance Sheet Data (millions of dollars)	**March 31, 2002 (unaudited)**	December 31, 2001 (audited)
Total Assets	**136.7**	126.1
Other Current Liabilities and Reserves and Deferred Credits	**4.1**	3.5
Long-Term Debt (including current maturities)	**94.2**	84.2
Partners' Capital	**38.3**	37.9
Accumulated Other Comprehensive Income	**0.1**	0.5
Total Liabilities and Partners' Equity	**136.7**	126.1

[3] Net income per unit is computed by dividing net income, after deduction of the general partners' allocation, by the number of common and subordinated units outstanding.

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TX/RX NO	7982
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ST. TIME	04/18 17:40
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02 APR 22 AM 11:36

TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 947-4290

To: *New York Stock Exchange*
Attention: Richard Simonelli / Erin Newlin
Fax Number: (212) 656-5071

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Elizabeth McNamara, Corporate Secretarial

Date: April 19, 2002 Time: 09:40 MDT

Number of Pages (including Cover) two (2)

Re: News Release

The following News Release crossed the wire at 09:00 MDT on April 19, 2002:

"TransCanada Annual Meeting of Shareholders, and First Quarter 2002 Teleconference Advisory"

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If message is unclear or incomplete, please contact the operator:
Operator: Elizabeth McNamara Phone: (403) 920-7675

TransCanada
In business to deliver™

NewsRelease

TransCanada Annual Meeting of Shareholders, and First Quarter 2002 Teleconference and Web Cast Advisory

CALGARY, Alberta – April 19, 2002 – (TSE:TRP) (NYSE:TRP) - TransCanada PipeLines Limited will hold its Annual Meeting of Shareholders beginning at 10:30 a.m. (Mountain) / 12:30 p.m. (Eastern) on Friday, April 26, 2002. The meeting will take place at the Roundup Centre (13th Avenue and Third Street S.E.) in Calgary, Alberta. A live audio web cast of the meeting will be available on TransCanada's web site at www.transcanada.com beginning at 10:30 a.m. (Mountain) / 12:30 p.m. (Eastern). The meeting web cast will be archived and available for replay.

TransCanada will release its first quarter 2002 financial results in the morning of Friday, April 26, 2002. The company will hold a teleconference April 26 at 1 p.m. (Mountain) / 3 p.m. (Eastern) to discuss the first quarter 2002 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-273-9672 or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call. No pass code is required. A replay of the teleconference will be available two hours after the conclusion of the call until midnight, May 3, 2002, by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 1134826.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media unable to attend the Annual Meeting of Shareholders will immediately follow. A live audio web cast of the teleconference will also be available on TransCanada's web site. The teleconference web cast will be archived and available for replay.

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is developing a total of approximately 2,250 megawatts of power -- an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

-30-

Media Inquiries:	Glenn Herchak/Kurt Kadatz	(403) 920-7859
Analyst Inquiries:	David Moneta	(403) 920-7917

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